ABC Funds

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES

ABC Funds has issued an additional class of shares of beneficial interest, Class R shares, which initially is being offered for ABC Growth Fund and ABC Income Fund.

Class R shares are not subject to an initial sales charge, a contingent deferred sales charge or a shareholder service fee. Class R shares have a Rule 12b-1 fee with a maximum annual fee of 0.50% of average daily net assets. Class R Shares are offered to investors with a minimum initial investment of $2,500.

Class R shares represent equal proportionate interests in the portfolios of investments of the series of ABC Funds, currently only ABC Growth Fund and ABC Income Fund, and have identical preferences, conversion and other rights, voting powers, restrictions, limitations to dividends, qualification and terms of redemption as other share classes of ABC Funds, except as otherwise stated above.